Exhibit 99.5

Binding Term Sheet

For Stock Purchase Agreement Between

Steve Robinson (Seller) and Anders Halldin (Buyer)

August 20, 2014

Mr. Steven Robinson and Mr. Anders Halldin would execute the “Memorandum of Understanding” (MOU) that recognizes Mr. Robinson as a member of the TIS syndicate.

Mr. Robinson, as part of the TIS syndicate, purchases 1,818,182 shares of VGEN stock in the Series C at $5.50 per share. Total investment amount is $10,000,001.00. As part of that purchase, Mr. Robinson will be entitled to 545,455 warrants under the Series C terms. The Steven Robinson subscription of Vaccinogen shares is to take place on 8/21/14.

Mr. Halldin is to purchase the entire 1,818,182 shares from Mr. Robinson by the end of August 2014 (8/31/14). If Halldin transacts this purchase by 8/31/14, Mr. Robinson agrees to split the warrants 50/50 with Mr. Halldin. For example, Mr. Robinson to keep 272,728 warrants; Mr. Halldin to receive 272,727 warrants.

If Mr. Halldin completes the purchase between 9/1/14 and 9/15/14, Mr. Robinson and Mr. Halldin agree to split the warrants 75 (Robinson) / 25 (Halldin). For example, Mr. Robinson would keep 75% of the warrants (409,091 warrants), Mr. Halldin to receive 25% of the warrants (136,364 warrants).

If Mr. Halldin DOES NOT purchase the aforementioned Robinson shares by 9/15/14, Mr. Robinson keeps 100% of the warrants (545,455 warrants).

Additionally, if Mr. Halldin DOES NOT purchase the aforementioned Robinson shares by 9/15/14, Mr. Halldin agrees to do everything within his power and within the limits of the law to get Mr. Robinson nominated and appointed to the Vaccinogen Board of Directors.

This term sheet is binding on the parties. The parties also agree to execute the definitive agreement pursuant to this term sheet when prepared by local counsel.

/s/ Steven Robinson	/s/ Anders Halldin

Mr. Steven Robinson	Mr. Anders Halldin
2555 N Pearl Street, #1704	Odlingsvagen 10, SE-138 36
Dallas, TX 75201	Sweden
+ 443 280 3153	+ 46 70 868 7566